EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Six Months Ended June 30, 2013
Earnings:
Income before provision for income taxes	$11,905
Equity in earnings of unconsolidated businesses	(115)
Dividends from unconsolidated businesses	20
Interest expense(1)	1,051
Portion of rent expense representing interest	420
Amortization of capitalized interest	85

Earnings, as adjusted	$13,366

Fixed Charges:
Interest expense(1)	$1,051
Portion of rent expense representing interest	420
Capitalized interest	363

Fixed Charges	$1,834

Ratio of earnings to fixed charges	7.29

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.